SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/DCGG Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ - Brazil RCA 989, dated 08.25.2023 DEL-140, dated 08.25.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED EIGHTY-NINE MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ nº 00001180/0001-26

This is to certify, for all due purposes, that the 989th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. - ELETROBRAS ("Company") was installed at 9 a.m. on the twenty-fifth day of August of 2023, with the closing of the works registered on the same day at 6:18 p.m. The meeting took place at the central office of Eletrobras, located at Rua da Quitanda, no. 196, 25th floor, Centro, Rio de Janeiro – RJ. Took on VICENTE FALCONI CAMPOS (VFC) chaired the meeting via videoconference. The Board Members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARCELO DE SIQUEIRA FREITAS (MSF), MARCELO GASPARINO DA SILVA (MGS), MARISETE FÁTIMA DADALD PEREIRA (MFP) and PEDRO BATISTA DE LIMA FILHO (PBL) attended the meeting in person. There was no record of absence from the meeting, understood as non-participation in any segment of the conclave. The council was chaired by the Superintendent of Governance BRUNO KLAPPER LOPES (BKL) with the support of the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice President of Governance, Risks and Compliance, Ms. Camila Gualda Sampaio Araújo attended the meeting in person, as a guest. INSTRUCTION: The support material was made available to Directors through the Governance Portal. INSTALLATION AND DELIBERATION QUORUMS: As per art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of the members, and the deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum installation quorum of five members, and with a minimum quorum for taking resolutions of five members, except in cases where there is an explicit record of a change in the quorum of those present at the time. of the deliberation. The prior declaration of conflict of interests by the Director and/or his momentary absence from the conclave entails his subtraction for purposes of calculating the minimum quorum for the respective deliberation.

DEL 140, dated 08.25.2023. Eletrobras' Related Party Transactions Policy, edition 5.0. and its Annexes. RES 453, dated 08.15.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the use of its attributions, embodied in a decision of the Executive

DEL-140/2023. Information Classification: Internal. The classification of the information, and the revision of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

CA/DCGG Rua da Quitanda, nº 196, 25th floor. 22210-030 Rio de Janeiro - RJ - Brazil RCA 989, dated 08.25.2023 DEL-140, dated 08.25.2023

Board, in the support material and in the documents below, and based on the favorable opinion issued by the Strategy, Governance and Sustainability Committee at its 53rd meeting held on 08.24.2023 and on the favorable opinion issued by the Statutory Audit and Risk Committee at its 313th meeting inaugurated on 08.21.2023, RESOLVED: Executive Board Resolution No. 453, dated 08.15.2023; Executive Board Report VGR-150, dated 08.09.2023; and Executive Summary VGR-010, dated 08.16.2023; 1. Approve the edition 5.0 of Eletrobras' Related Party Transactions Policy and the following documents linked to the Policy: Term of Adherence to Eletrobras' Related Party Transactions Policy, Eletrobras' Related Parties Self-Declaration and Related Party Transactions Identification Form; 2. Determine that the Executive Vice Presidency of Governance, Risk and Compliance – VGR, through the Superintendence of Governance, Strategic Governance – DCGE and the Secretariat of Governance – DCGG adopt the necessary measures to comply with this Resolution. Deliberative Quorum: Unanimous.

It is recorded that the material pertinent to the items resolved at this meeting of the Board of Directors is filed at the Company's headquarters. With nothing more to deal with the issues, Chairman VICENTE FALCONI CAMPOS closed the related work and ordered the Secretary of Governance of the Council to draw up this Certificate which, after being read and approved, will be signed by the Secretary of Governance. The other matters dealt with in this meeting were omitted in this certificate, out of legitimate caution, supported by the duty of secrecy of the Management, according to the "caput" of article 155 of Law No. 6,404/76, since they concern interests merely internal to the Company, being, therefore, outside the scope of the rule contained in § 1 of article 142 of the aforementioned Law. Present: Chairman VICENTE FALCONI CAMPOS; Board Members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Secretary of Governance: FERNANDO KHOURY FRANCISCO JUNIOR.

Rio de Janeiro, September 5, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

DEL-140/2023. Information Classification: Internal. The classification of the information, and the revision of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.